EXHIBIT 3
TEXT OF AMENDMENT TO BYLAWS

Section 1. General Powers. The business and affairs of the corporation shall be under the direction of its board of directors. The board of directors shall annually elect a chairman of the board from among its members and may annually elect a vice chairman of the board from among its members and shall designate, when present, either the chairman of the board, the vice chairman of the board or the president to preside at its meetings.